MR



10035833

SEC[...]ISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON (City) NJ (State) 08534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRUNO - 973-808-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD (Address) PINE BROOK (City) NJ (State) 07058 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/4

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ANNE MEEGAN
NOTARY PUBLIC
STATE OF NEW JERSEY
My Comm[illegible] 9/6/2012

Notary Public My Commission Expires 9/6/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2009 and 2008

H. RIVKIN AND COMPANY, INC.
TABLE OF CONTENTS
December 31, 2009 and 2008

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
H. Rivkin and Company, Inc.

We have audited the statement of financial condition of H. Rivkin and Company, Inc. (a New York corporation) as of December 31, 2009 and 2008 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects the financial position of H. Rivkin and Company, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 – 16 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied to our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Duyne, Behrens & Co

February 2, 2010

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2009	2008
Current assets		
Cash	$ 138,707	$ 202,857
Brokers receivable	26,704	151,533
Inventory - securities	311,172	203,152
Prepaid expenses	577	293
Deferred tax asset	0	20,995
Total Current Assets	477,160	578,830
Property, plant, and equipment		
Machinery and equipment	30,953	30,953
Furniture and fixtures	18,375	18,375
	49,328	49,328
Less: accumulated depreciation	47,822	46,921
Net property, plant and equipment	1,506	2,407
Total assets	$ 478,666	$ 581,237

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current liabilities		
Income tax payable	2,191	3,969
Payroll taxes payable	1,259	3,300
Accrued expenses	20,982	115,996
Deferred tax liability	3,221	0
Total liabilities	27,653	123,265
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Retained earnings	231,854	238,813
Total stockholders' equity	451,013	457,972
Total liabilities and stockholders' equity	$ 478,666	$ 581,237

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For The Years Ended December 31,

	2009	2008
Revenue		
Commission income	$ 955,034	$ 1,746,037
Trading income (loss)	5,509	(74,226)
Unrealized gain (loss) on securities	142,460	(164,446) *
Total revenue	$ 1,103,003	$ 1,507,365
Operating expenses		
Officer's salaries	185,000	410,000
Office salaries	495,842	840,613
Advertising & promotion	554	0
Travel & entertainment	45,895	37,138
Telephone	17,016	19,190
Rent	26,700	15,600
Pension expense & employee benefits	97,371	64,356
Legal & professional services	16,676	16,655
Licenses & registration	7,409	8,204
Payroll & miscellaneous taxes	70,696	61,783
Dues, publications, & seminars	1,394	1,495
Office, stationery & printing	15,916	11,529
Postage & delivery	4,451	2,915
Clearing costs	64,766	56,239
Insurance	13,840	36,416
Lease expense	7,740	7,682
Quotes & research	15,593	15,717
Utilities, repairs & maintenance	3,397	3,140
Bank charges & miscellaneous	225	58
Depreciation expense	901	298
Total operating expenses	1,091,382	1,609,028
Income (loss) from operations	11,621	(101,663)
Other income (expense)		
Interest & dividend income	7,536	10,060
Interest expense	0	(164)
Penalties	(86)	0
Miscellaneous income	820	0
Other income - net	8,270	9,896
Income (loss) before income tax	19,891	(91,767)
Income tax provision	(2,634)	(5,236)
Deferred tax (expense) benefit	(24,216)	41,115
Net loss	(6,959)	(55,888)
Retained earnings, beginning of the year	238,813	294,701
Retained earnings, December 31	$ 231,854	$ 238,813

*Reclassified for financial statement purposes.

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2009 and 2008

	Total	Common stock par value $1.00	Additional paid -in capital	Retained earnings
Balance at beginning of year - January 1, 2008	$ 513,860	$ 25,000	$ 194,159	$ 294,701
Net loss - December 31, 2008	(55,888)			(55,888)
Stockholders' equity at December 31, 2008	457,972	25,000	194,159	238,813
Net loss - December 31, 2009	(6,959)			(6,959)
Stockholders' equity at December 31, 2009	$ 451,013	$ 25,000	$ 194,159	$ 231,854

The accompanying notes and independent auditor's report should be read in conjunction with the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (6,959)	$ (55,888)
Adjustments to reconcile net income to net cash flows provided by operating activities		
Depreciation expense	901	298
Unrealized realized (gain) loss	(142,460)	164,446
Deferred tax expense (benefit)	41,977	(42,387)
(Increase) decrease in brokers' receivable	124,829	(146,924)
(Increase) decrease in inventory account	34,440	71,040
(Increase) decrease in prepaid expenses & deposits	(284)	1,299
Increase (decrease) in accrued commissions, payroll taxes & other expenses	(116,594)	85,006
Net cash (used) provided by operating activities	(64,150)	76,890
Cash flows from investing activities		
Purchase of plant, property & equipment	0	(2,705)
Net cash used by investing activities	0	(2,705)
Net increase (decrease) in cash	(64,150)	74,185
Cash at beginning of year	202,857	128,672
Cash at December 31	$ 138,707	$ 202,857
Supplemental disclosures		
Cash paid during the year for interest	$ 0	$ 164
Cash paid during the year for income taxes	$ 2,304	$ 1,990

The accompanying notes and indendent auditor's report should be read in conjunction with the financial statements.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant, and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $554 in 2009. No advertising expenses were incurred in 2008.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable, and income taxes payable approximate their fair values based on their short-term nature.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

NOTE 2 - CASH AND CASH EQUIVALENTS

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

NOTE 3 - BROKERS' RECEIVABLE

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2009 and 2008 the account balances of $26,704 and $151,533 represented trading profits settled in 2009 and 2008 respectively that had not been transferred by the clearing house until 2010 and 2009 respectively.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - INVENTORY - SECURITIES

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2009, and December 31, 2008. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2009, and December 31, 2008:

	December 31, 2009		December 31, 2008	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 90,830	$270,051	$111,042	$169,850
Corporate Bonds	33,274	41,121	33,274	33,302
Total trading securities	$124,104	$311,172	$144,316	$203,152

Investment income for the years ended December 31, 2009, and December 31, 2008, consists of the following:

	2009	2008
Gross realized gains from sale of trading securities	$ 5,509	$ 0
Gross realized losses from sale of trading securities	0	(74,226)
Dividend and interest income	7,536	10,060
Net unrealized holding gains	142,460	0
Net unrealized holding losses	(0)	(164,446)
Net investment income (loss)	$ 155,505	$(228,612)

NOTE 5 - PROPERTY, PLANT, AND EQUIPMENT

Depreciation expense of property, plant, and equipment amounted to $901 for 2009 and $298 for 2008.

NOTE 6 - PREPAID EXPENSES

Prepaid expenses at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Prepaid tax deposits	$ 577	$ 293

NOTE 7 - COMMITMENTS

Minimum annual rental lease commitments for the main office are as follows:

2010 (New Jersey)	$ 19,200

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $389,644 which exceeded its required net capital by $289,644.

NOTE 9 - INCOME TAXES

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

NOTE 9 - INCOME TAXES (continued)

Reconciliation between financial statement income and taxable income at December 31, 2009 is as follows:

Financial statement income before taxes	$ 19,891
Adjustments for:	
Permanent differences	(4,416)
Temporary differences	(91,235)
Federal Taxable income	$(75,760)

The above reconciliation resulted in a deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ (24,216)

For the year ended December 31, 2009, the Company incurred a net operating loss and, accordingly, did not record a provision for federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utitlize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2009

TOTAL ASSETS	$ 478,666
LESS TOTAL LIABILITIES	27,653
NET WORTH	451,013
ADD SUBORDINATED LOANS	0
ADJUSTED NET WORTH	451,013
LESS NON-ALLOWABLE ASSETS	577
TENTATIVE NET CAPITAL	450,436
LESS HAIRCUTS	60,792
NET CAPITAL	389,644
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	289,644
AGGREGATE INDEBTEDNESS	**27,653**
AGGREGATE INDEBTEDNESS TO NET CAPITAL	**7.10%**

H. RIVKIN AND COMPANY INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2009

POSITION

SECURITIES SUBJECT TO 40% H.C.		
LONG	$	-
SHORT	$	-
SECURITIES SUBJECT TO 15% H.C		
LONG	$	270,050
SHORT	$	-
TNC	$	450,436

HAIRCUTS

1. -40% H.C.		
LONG $ 0.00 X 40%	$	-
SHORT $ 0.00 X 40%	$	-
2. -15% H.C. ON THE GREATER OF THE LONG OR SHORT		
LONG $270,050 X 15%	$	40,508

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT LESS 25% OF THE GREATER OF THE LONG OR SHORT SHORT POSITION	$	(67,513)
EXCESS	$	-

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY > 500 SHARES & > 45,393

STOCK VAL.	NORMAL H.C.	UNDUE CONC.
$147,512	15%	$15,318
$56,565	15%	$1,676

TOTAL OF UNDUE CONCENTRATION $ 16,994

OTHER HAIRCUT:

TYPE	BALANCE	HAIRCUT	SUBTOTAL
MBNA CAPITAL	$19,121	8.00%	1,530
LAND O LAKES CAP	$22,000	8.00%	1,760

TOTAL OF OTHER HAIRCUT	$	3,290
TOTAL HAIRCUT	$	60,792

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2009

ACCOUNT NAME	AMOUNT
PREPAID EXPENSES	$ 577
TOTAL NON-ALLOWABLE ASSETS	$ 577

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2009

ACCOUNT NAME	AMOUNT
PAYROLL TAXES PAYABLE	$ 1,259
INCOME TAXES PAYABLE	2,191
DEFERRED TAX LIABILITY	3,221
ACCRUED EXPENSES	20,982
TOTAL AGGREGATE INDEBTEDNESS	$ 27,653

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2009

Total net capital per unaudited focus report		$ 393,137
Add:	Haircuts per unaudited focus report	60,791
Tentative net capital		453,928
Add:	Non-allowable assets per unaudited focus report	22,355
Net Worth		476,283
Audit adjusting journal entries-net effect on net worth		(25,270)
Adjusted Net Worth		451,013
Less:	Non-allowable assets per audited financial statement	(577)
Adjusted tentative net capital per audited financial statement		450,436
Less:	Haircuts per audited financial statement	(60,792)
Total net capital per audited financial statement		$ 389,644

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2009

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Bases on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives. In addition, our audit indicated that H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2009 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report recognizes that it is not practicable in an organization the size of H. Rivkin and Company, Inc. to achieve all the division of duties and cross-checks generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co

February 2, 2010

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2009 and 2008

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2009 no SIPC-6 or SIPC-7 reports were required to be filed by the company, due to the fact that the SIPC fund exceeded one billion US dollars in assets.

Van Duyne, Behrens & Co.

February 2, 2010

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of H. Rivkin and Company, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant, and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $554 in 2009. No advertising expenses were incurred in 2008.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted the Financial Accounting Standards Board Statement No. 109 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable, and income taxes payable approximate their fair values based on their short-term nature.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

NOTE 2 - CASH AND CASH EQUIVALENTS

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

NOTE 3 - BROKERS' RECEIVABLE

The clearing and depository operations for the Company's transactions are provided by Penson Financial Clearing Corporation. At December 31, 2009 and 2008 the account balances of $26,704 and $151,533 represented trading profits settled in 2009 and 2008 respectively that had not been transferred by the clearing house until 2010 and 2009 respectively.

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 - INVENTORY - SECURITIES

The Company's inventory – securities compromised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2009, and December 31, 2008. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2009, and December 31, 2008:

	December 31, 2009		December 31, 2008	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 90,830	$270,051	$111,042	$169,850
Corporate Bonds	33,274	41,121	33,274	33,302
Total trading securities	$124,104	$311,172	$144,316	$203,152

Investment income for the years ended December 31, 2009, and December 31, 2008, consists of the following:

	2009	2008
Gross realized gains from sale of trading securities	$ 5,509	$ 0
Gross realized losses from sale of trading securities	0	(74,226)
Dividend and interest income	7,536	10,060
Net unrealized holding gains	142,460	0
Net unrealized holding losses	(0)	(164,446)
Net investment income (loss)	$ 155,505	$(228,612)

H. RIVKIN AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 - PROPERTY, PLANT, AND EQUIPMENT

Depreciation expense of property, plant, and equipment amounted to $901 for 2009 and $298 for 2008.

NOTE 6 - PREPAID EXPENSES

Prepaid expenses at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Prepaid tax deposits	$ 577	$ 293

NOTE 7 - COMMITMENTS

Minimum annual rental lease commitments for the main office are as follows:

2010 (New Jersey)	$ 19,200

NOTE 8 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $389,644 which exceeded its required net capital by $289,644.

NOTE 9 - INCOME TAXES

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

NOTE 9 - INCOME TAXES (continued)

Reconciliation between financial statement income and taxable income at December 31, 2009 is as follows:

Financial statement income before taxes	$ 19,891
Adjustments for:	
Permanent differences	(4,416)
Temporary differences	(91,235)
Federal Taxable income	$(75,760)

The above reconciliation resulted in a deferred tax expense reflected in the statement of income and retained earnings as follows:

Federal	$ (24,216)

For the year ended December 31, 2009, the Company incurred a net operating loss and, accordingly, did not record a provision for federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utitlize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.